FORGE INNOVATION DEVELOPMENT CORP.

17700 Castleton Street, Suite 469

City of Industry, California 91748

Tele: (626) 361-1393

REVISED

September 18, 2017

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Sonia Gupta Barros, Assitant Director Bryan Hough, Staff Attorney Peter McPhun, Accountant Eric McPhee, Accountant

	Re:	Forge Innovation Development Corp. (“Registrant” and/or “Company”) Amendment No. 4 to Registration Statement on Form S-1 Filed on September 7, 2017 File No. 333-218248

Gentlepersons:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, the undersigned, being the issuer of securities to which the referenced Amendment No. 4 to Registration Statement on Form S-1 relates (the “Company”), hereby respectfully requests that the effectiveness of the Amendment No. 4 to said Registration Statement be accelerated so that it will become effective at 12:00 p.m., Washington, D.C. time, Wednesday, September 20, 2017, or as soon thereafter as practicable, unless we request by telephone that said Registration Statement be declared effective at some other time.

Please be advised that, on behalf of the Registrant, I hereby acknowledge the following:

•	Should the Securities and Exchange Commission (the “SEC”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•	The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Patrick Liang
Patrick Liang, President